Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Alamos Gold Inc. (“Alamos”)

130 Adelaide Street West

Suite 2200

Toronto, ON M5H 3P5

Item 2:	Date of Material Change

April 12, 2015

Item 3:	News Release

A news release with respect to the material change referenced in this report was disseminated on April 13, 2015 by Alamos and AuRico Gold Inc. (“AuRico”) via Marketwire and a copy was subsequently filed on SEDAR at www.sedar.com. A copy of the news release is attached to this report.

Item 4:	Summary of Material Change

On April 13, 2015, Alamos and AuRico announced the entering into of an arrangement agreement (the “Arrangement Agreement”), pursuant to which they have agreed, subject to certain conditions, to merge the two companies by way of statutory arrangement (the “Arrangement”) under the Business Corporations Act (Ontario) (“OBCA”). Upon completion of the Arrangement, the combined company will be known as Alamos Gold Inc. (“MergeCo”). In addition, pursuant to the Arrangement, certain assets of AuRico will be transferred to a new company (“SpinCo”), expected to be named AuRico Metals Inc. The shares of SpinCo (other than a 4.9% interest that will be retained by MergeCo) will be distributed to the former shareholders of Alamos and AuRico.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On April 12, 2015, Alamos and AuRico entered into the Arrangement Agreement to merge the two companies by way of the Arrangement under the OBCA. The transaction is structured as a merger of equals with a transaction equity value of approximately US$1.5 billion.

Under the terms of the Arrangement, holders of Alamos shares are expected to receive, for each share held, 1 common share of MergeCo and US$0.0001 in cash, and holders of AuRico shares are expected to receive, for each share held, 0.5046 common shares of MergeCo. Upon completion of the Arrangement, former Alamos and AuRico shareholders will each own approximately 50% of MergeCo.

In addition, the following assets of AuRico will be transferred to SpinCo pursuant to the Arrangement: (i) AuRico’s Kemess project, (ii) a 1.5% net smelter return royalty on the Young-Davidson mine, (iii) AuRico’s Fosterville, Leviathan and Stawell royalties, and (iv) US$20 million of cash. Upon completion of the Arrangement, MergeCo will own a 4.9% equity interest in SpinCo. The remaining shares of SpinCo will be distributed approximately 50% each to former Alamos and AuRico shareholders.

Private Placement

Pursuant to the Arrangement Agreement, Alamos subscribed for approximately 27.9 million common shares of AuRico on a private placement basis, representing approximately 9.9% of AuRico’s outstanding common shares after giving effect to the private placement. The private placement closed on April 20, 2015. The common shares were acquired at a price of US$2.99 per share, equal to AuRico’s closing price on the New York Stock Exchange on April 10, 2015, for total gross proceeds to AuRico of approximately US$83.3 million. Completion of the private placement was subject to the satisfaction of certain regulatory requirements but was not contingent on completion of the Arrangement.

Approvals

Alamos’ and AuRico’s Board of Directors have determined that the proposed transaction is in the best interest of the respective shareholders, having taken into account advice from their financial advisors, and have unanimously approved the Arrangement. Alamos’ and AuRico’s Board of Directors recommend that their shareholders vote in favour of the Arrangement.

The Arrangement will require the approval of 66 2⁄3% of Alamos shareholders and 66 2⁄3% of AuRico shareholders. The directors and officers of Alamos and AuRico have entered into support agreements pursuant to which they agreed to vote their shares in favour of the proposed transaction.

In addition to shareholder approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of other customary conditions. The Arrangement includes customary provisions, including fiduciary-out provisions, covenants not to solicit other acquisition proposals and the right to match any superior proposals. Termination fees of US$28.4 million will be paid to Alamos and US$37.5 million will paid to AuRico in certain circumstances should the Arrangement not be completed.

Advisers and Counsel

Alamos’ financial advisor is Maxit Capital LP and its legal counsel in Canada and the US is Torys LLP. Maxit Capital LP provided an opinion to Alamos’ Board of

Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the transaction is fair, from a financial point of view, to the shareholders of Alamos.

AuRico’s financial advisor is Scotiabank, its Canadian legal counsel is Fasken Martineau DuMoulin LLP and its US legal counsel is Paul, Weiss, Rifkind, Wharton & Garrison LLP. Scotiabank provided an opinion to AuRico’s Board of Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the transaction is fair, from a financial point of view, to the shareholders of AuRico.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

The following is the name and telephone number of an executive officer of Alamos who is knowledgeable about the material change and this report:

Contact:	Jamie Porter
Telephone No.:	416-368-9932

Item 9:	Date of Report

April 22, 2015